Exhibit 99.1

[NOTE TO READER: This news release is being re-filed as a “designated news release”

pursuant to National Instrument 44-102 - Shelf Distributions.]

Theratechnologies Announces Binding Commitment for a

Non-Dilutive Term Loan of up to $100 million from Marathon Asset Management

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated December 16, 2021 to its short form base shelf prospectus dated December 14, 2021.

Financing Will Significantly Strengthen the Balance Sheet and Extend Cash Runway

Initial Draw of $40 Million Will Retire $30 Million of the Principal Amount of the

Convertible Notes Due in 2023

Montreal, Canada – July 13, 2022 – Theratechnologies Inc. (“Theratechnologies” or “the Company”) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today announced that it has received a binding commitment with respect to a non-dilutive term loan with an affiliate of Marathon Asset Management for up to $100 million. All dollar amounts are expressed in U.S. dollars, unless otherwise stated.

“Through this non-dilutive facility, we have gained a strong partner and supporter in Marathon Asset Management,” said Paul Lévesque, President and Chief Executive Officer, Theratechnologies. “The term loan is a significant vote of confidence by a leading healthcare investor and serves to materially strengthen our ongoing execution capabilities. Our strategic priorities include the advancement of our clinical oncology pipeline, which is currently in a larger Phase 1b basket study, and the rapid growth of our existing marketed brands, EGRIFTA SV® and Trogarzo®. We are fortunate to have a strong commercial division with a refocused concentration on revenue growth in North America, our core market. We now have every element in place to ensure we can execute on our future plans and benefit from an extended cash runway,” concluded Mr. Lévesque.

The facility is subject to the terms and conditions of a credit agreement. Highlights of the agreement are as follows:

•	Senior secured term loan of up to $100 million available across multiple tranches;

•	$40 million is expected to be funded on or before July 29, 2022 (Tranche 1);

•	$20 million to be made available through June 2023, subject to the satisfaction of defined milestones (Tranche 2);

•	$15 million to be made available through March 2024 subject to the satisfaction of defined milestones, (Tranche 3);

•	An additional $25 million will be available to Theratechnologies until December 2024 upon meeting certain defined milestones (Tranche 4);

•	The facility will have an initial term of five years (six years if Tranche 3 is drawn), provide for an interest-only period of 24 months (36 months if Tranche 3 is drawn prior to December 31, 2023), and bear interest at the Secured Overnight Financing Rate (SOFR) plus 9.50%, subject to a SOFR floor of 1.00%); and,

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The Company has agreed to purchase $30 million of the principal amount of the Convertible Notes due June 2023, at a discount to par, in privately negotiated agreements with United States based noteholders, which are expected to close on or before July 29, 2022;

“We are strong believers in Theratechnologies’ portfolio of therapeutic assets, and we have been impressed with this management team’s commitment to addressing patients’ needs,” said Evan Bedil, Head of Healthcare at Marathon. “We are pleased to offer this non-dilutive financing that will help fund the company’s growth well into the future.”

Truist Securities acted as exclusive financial advisor to Theratechnologies on this transaction.

Covington & Burling LLP acted as external counsel to Marathon Asset Management LP on this transaction.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Marathon Asset Management LP

Marathon Asset Management LP, with $22 billion of assets under management, was formed in 1998 by Bruce Richards (Chairman & Chief Executive Officer) and Louis Hanover (Chief Investment Officer). The firm seeks attractive absolute returns through investments in the global capital markets and the private credit markets whereby it is known for its ability to provide capital solutions to companies across industries. Marathon’s healthcare team, led by Dr. Evan Bedil, is known for buying pharmaceutical royalties in addition to providing capital solutions across the capital structure to emerging biopharmaceutical companies. Marathon has significant experience investing in companies through multiple cycles and possesses a broad-based skill set and proprietary platform to research, analyze and act upon complex capital structures and situations. For additional information, please visit www.marathonfund.com.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding the availability of the term loan, the development of our clinical oncology pipeline, our revenue growth derived from the sale of our products, cash flow generation from our commercial business and the execution of our business plan.

Although the forward-looking information contained in this press release is based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking statements include that: the Company will meet all of the terms and conditions of the credit agreement to draw down the various tranches of the term loan; the Company will not be in default under the terms of the loan facility; sales of EGRIFTA SV® and Trogarzo® in the United States will continue increasing over time; the Company’s commercial practices in the United States will not be found to be in violation of applicable laws; the long-term use of EGRIFTA SV® and Trogarzo® will not change their respective current safety profile; no recall or market withdrawal of EGRIFTA SV® and Trogarzo® will occur; no laws, regulation, order, decree or judgment will be passed or be issued by a governmental body negatively affecting the marketing, promotion or sale of EGRIFTA SV® and Trogarzo® in the United States; continuous supply of EGRIFTA SV® and Trogarzo® will be available; the Company’s relations with third-party suppliers of EGRIFTA SV® and Trogarzo® will be conflict-free and such third-party suppliers will have the capacity to manufacture and supply EGRIFTA SV® and Trogarzo® to meet market demand on a timely basis; no biosimilar version of EGRIFTA SV® will be approved by the FDA; the Company’s intellectual property will prevent companies from commercializing biosimilar versions of EGRIFTA SV® in the United States; the Company will be able to recruit patients to conduct its basket trial studying tesamorelin for the potential treatment of cancer; no manufacturing issues will prevent the manufacturer of TH1902 to supply TH1902 to the Company to pursue the basket trial in oncology; results obtained in preclinical trial using TH1902 will be replicated into humans; and the Company’s business plan will not be substantially modified.

Forward-looking information assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, those related to or arising from: non-compliance by the Company with the terms and conditions of the term loan; the occurrence of an event of default under the term loan triggering the accelerated reimbursement of any outstanding draw down amounts; the Company’s failing its sales efforts and sales initiatives; the inability of the Company’s suppliers to meet demand for the performance of services or the provision of goods; the Company’s ability and capacity to grow the sales of EGRIFTA SV® and Trogarzo® successfully in the United States; the Company’s capacity to meet supply and demand for its products; the continuation of the Company’s collaborations and other significant agreements with its existing commercial partners and third-party suppliers; the Company’s success in continuing to seek and maintain reimbursements for EGRIFTA SV® and Trogarzo® by third-party payors in the United States; the success and pricing of other competing drugs or therapies that are or may become available in the marketplace; the Company’s ability to protect and maintain its intellectual property rights in EGRIFTA SV® and tesamorelin; the Company’s ability to successfully conduct its ongoing basket trial in oncology; the lack of positive results stemming from the Company’s basket trial; the discovery of a cure for HIV; the Company’s expectations regarding its financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; the Company’s ability to abide by the terms and conditions set forth in the credit agreement; and the Company’s estimates regarding its capital requirements.

We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 23, 2022 available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 24, 2022 under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Investor Contact:

Elif McDonald

Senior Director, Investor Relations

ir@theratech.com

438-315-8563

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